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                                                                    EXHIBIT 99.1

                                  Form 51-102F3
                             MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

         CoolBrands International Inc. ("CoolBrands")
         8300 Woodbine Avenue
         5th Floor
         Markham, Ontario
         L3R 9Y7

Item 2   Date of Material Change

         September 2, 2004

Item 3   News Release

         CoolBrands issued two press releases through Canada Newswire on September 2, 2004 disclosing the material changes.

Item 4   Summary of Material Change

         CoolBrands announced guidance for the fiscal year ended August 31, 2004. CoolBrands announced expected earnings per diluted share for the fiscal year ended August 31, 2004 to be in the range of $0.97 to $0.90, and announced expected revenues of approximately $650 million.

Item 5   Full Description of Material Change

         CoolBrands announced guidance for the fiscal year ended August 31, 2004. CoolBrands announced expected earnings per diluted share for the fiscal year ended August 31, 2004 to be in the range of $0.97 to $0.90, and announced expected revenues of approximately $650 million.

         CoolBrands also announced that results for the fourth quarter ending August 31, 2004 were adversely affected by write-offs incurred in connection with the non-renewal of the license agreement with Weight Watchers International and associated litigation costs in the amount of $4.32 million, the effects of higher retail prices on demand for ice cream and frozen novelties, as well as the effects of an unseasonably cool summer.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable.

Item 7   Omitted Information

         None.







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Item 8   Executive Officer

         Further information regarding the matters described in this report may be obtained from Michael Serruya of CoolBrands, who is knowledgeable about the details of the material change and may be contacted at (905) 479-8762.

Item 9   Date of Report

         September 14, 2004.